

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 28, 2007

<u>Via Mail and Fax</u>

Ravi Kant
Chief Executive Officer and Managing Director
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

> **RE: Tata Motors Limited**
> **Form 20-F for the Year Ended March 31, 2007**
> **File Number: 001-32294**

Dear Mr. Kant:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to comment number one and file an amended Form 20-F in response to comment number four. If you disagree, we will consider your explanation as to why a revision or amendment is unnecessary. In addition, comment numbers two and three request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and an amended Form 20-F within 10 business days from the date of this letter.

Form 20-F For the Year Ended March 31, 2007

Item 5. Operating and Financial Review and Prospects, page 23
B. Liquidity and Capital Resources, page 31
Cash Flow Data, page 32

1. Please quantify in terms of cash the significant factors that materially contributed to the changes in net cash provided by operating activities. Note that while a cash flow statement prepared using the indirect method, as in your case, reports that various individual components of working capital increased or decreased during the period by a specified amount, it does not provide a sufficient basis for a reader to analyze the changes. In this regard, you should address the material changes in the drivers underlying working capital. Refer to Section IV.B.1 of FR-72 for guidance.

Consolidated Statements of Cash Flows, page F-6

2. We note that "finance receivables" represent your financing of vehicles sold by you. In this regard, please explain to us why you have not presented the origination and subsequent collection, as well as the sale, of these receivables as operating activities pursuant to paragraph 22.a of FAS 95 as they appear connected with the sale of your inventory. This paragraph clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivable from the customer or the sale of the customer receivable to others, regardless of whether those receivables are on account or stem from the issuance of a note, and regardless of whether they are collected in the short term or the long term. Presenting cash receipts from receivables generated by the sale of inventory as investing activities in the statement of cash flows is not in accordance with GAAP.

Notes to Consolidated Financial Statements, page F-11
Note 4. Finance receivables, page F-21

3. Please explain to us why the allowance for doubtful finance receivables for 2007 did not increase when compared to 2006 when there was an approximate 80% increase in the amount of gross receivables in 2007 compared to 2006.

Exhibit 13

4. Please amend your filing to include a revised certification pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code to indicate the reporting period corresponding to appropriate period to which the filing applies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: C. Ramakrishnan, Chief Financial Officer